Exhibit 99.3
3Q25 Results Gerdau S.A. Videoconference October 31 (Friday) 12:00 p.m. BRT 11:00 a.m. NY Click here to access the videoconference RI.GERDAU.COM RI.GERDAU.COM

São Paulo, October 30, 2025 – Gerdau S.A. (B3: GGBR / NYSE: GGB) announces its results for the third quarter of 2025. The consolidated financial statements of the Company are presented in Brazilian Reais (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except when stated otherwise.

NORTH AMERICA REACHES HIGHEST QUARTERLY EBITDA IN THE LAST 2 YEARS – DRIVEN BY MORE FAVORABLE PRICES AND RESILIENT DEMAND

HIGHLIGHTS

Steel shipments of **3.1 million tonnes** in 3Q25, up 9% from 2Q25;

Net sales totaled **R$18.0 billion** in 3Q25, up 3% from 2Q25;

Adjusted EBITDA of R$2.7 billion in 3Q25, up 7% from 2Q25;

Earnings per share of R$0.54 in 3Q25, R$0.11 higher than in 2Q25;

Free cash flow of R$1.0 billion with working capital release of R$300 million in 3Q25.

Based on the 3Q25 results, the Company has approved **R$555.2 million as dividends** (R$0.28 per share), to be paid as of December 11, 2025;

The **Company has repurchased 56.8 million shares of Gerdau S.A.,** totaling approximately 88% of its 2025 Share Buyback Program;

CAPEX of R$1.7 billion in 3Q25, 77% of which was allocated to Brazil.

Make-Whole Bond 2030: early settlement in the amount of US$500 million;

Gerdau Investor Day 2025 took place in October, where the Company presented its performance, outlook and strategic drivers of its business segments, as well as CAPEX estimates for 2026;

Gerdau, for the third time in a row, **won** the **Gold Seal from the GHG Protocol Brazilian Program,** acknowledging its high standard of transparency in **greenhouse gas emissions** inventory.



MAIN INDICATORS

CONSOLIDATED	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Shipments of steel (1,000 tonnes)	3,087	2,823	9.3%	2,829	9.1%	8,769	8,266	6.1%
Net sales[1] (R$ million)	17,983	17,526	2.6%	17,378	3.5%	52,884	50,204	5.3%
Adjusted EBITDA[2] (R$ million)	2,737	2,561	6.9%	3,016	-9.2%	7,700	8,453	-8.9%
Adjusted EBITDA Margin[2] (%)	15.2%	14.6%	0.6 p.p	17.4%	-2.1 p.p	14.6%	16.8%	-2.3 p.p
Adjusted net income[2] (R$ million)	1,090	864	26.2%	1,432	-23.9%	2,712	3,621	-25.1%
Earnings per share[3] (R$)	0.54	0.43	25.6%	0.64	-15.6%	1.33	2.02	-34.2%
Net debt/Adjusted EBITDA	0.81x	0.85x	-0.04x	0.32x	0.49x	0.81x	0.32x	0.49x
Free cash flow (R$ million)	1,008	(773)	1,781	2,974	(1,966)	(1,018)	2,453	(3,470)
EXCHANGE RATE (USD x BRL)								
Average USD	5.4488	5.6661	-3.8%	5.5454	-1.7%	5.6502	5.2445	7.7%
USD at the end of the period	5.3186	5.4571	-2.5%	5.4481	-2.4%	5.3186	5.4481	-2.4%

1 - Includes iron ore and co-products sales.
2 - Non-accounting measurement calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generated in the period.
3 - Measurement calculated based on the Company's Net income.

Quarterly Results 3Q25 | Gerdau S.A. 3 MESSAGE FROM MANAGEMENT The quarter was marked by distinct dynamics in the main regions where we operate. Our North America segment sustained a solid performance, supported by demand resilience and metal spread expansion in the period. In Brazil, despite the higher shipment volume, steel prices remained under pressure, primarily due to the imported steel oversupply in the domestic market. We ended 3Q25 with Adjusted EBITDA of R$2.7 billion, 7% higher than in 2Q25, with North America’s EBITDA standing out, contributing with 65% of the quarter’s consolidated EBITDA - once again hitting an all-time high, and proving the geographic diversification of our operations as one of Gerdau’s key strategic advantages. Regarding our safety indicators, we recorded a frequency rate of 0.86 in 3Q25, below the steel industry benchmark rate (under 1.0), reinforcing our culture of caring for people’s health, well-being, and safety. North America The 3Q25 results benefited from a 3.0% higher shipment volume compared to 2Q25, coupled with price increases for most products in the United States. The order backlog remained stable, averaging 70 days, reflecting consistent demand in the primary sectors served, as well as the scenario of a continued decline in imports. The reinforcement of Section 232 tariffs played an important role in rebalanced supply, as evidenced by the year-over-year comparison, with a 10.4% higher shipment volume. Brazil We ended the quarter with a sales 16.6% higher than in 2Q25, driven by growth in both exports and domestic shipments. Despite resilient demand, Brazil’s operating results were affected by the persistent pressure on long and flat steel prices due to steel oversupply. The operational improvements implemented at Ouro Branco industrial unit led to a substantial reduction in costs per tonne, partially offsetting lower prices. South America EBITDA and the EBITDA margin in South America evidenced a substantial recovery compared to 2Q25 (+57.2% and +5.8 p.p.), mainly due to a better sales mix in Argentina, which contributed to improved price realization in the region, as well as the lower cost per tonne across the entire operation. In Peru, steel demand remains solid and stable, offsetting the slower recovery of steel demand observed in Argentina. Imports and trade defense The imports dynamic remains a central concern for the steel industry. In the United States, trade defense measures continue to be reinforced. Most notably,theU.S. Department of Commerce recently conducted an investigation and issued a preliminary anti-dumping decision regarding rebar imports from certain countries. The U.S. government also announced an expansion of the list of steel derivatives as part of its trade policy. These measures reinforce the importance of Brazil strengthening its own trade defense mechanisms to ensure fair competition for the domestic steel industry. Financial results We invested R$1.7 billion in CAPEX during the quarter, with roughly 60% allocated for the competitiveness of our operations. In Brazil, we highlight the completion of the ramp-up of hot-rolled coil mill at Ouro Branco (MG) industrial unit, which added 250,000 tonnes of production capacity/year. In the United States, we began the hot commissioning of the new downstream facility (Solar Pile Project) in Midlothian (TX), which will reinforce our positioning and services to customers in the solar energy sector. The CAPEX plan announced for 2026 is R$4.7 billion, 22% lower than the estimated for 2025 (R$6.0 billion). Based on 3Q25 results, the Company approved the distribution of dividends in the amount of R$0.28 per share, totaling R$555.2 million. In addition, we are consistently executing our share buyback program, in which we have already repurchased 56.8 million shares (GGBR3, GGBR4 and/or GGB), approximately 88% of the total program and 2.9% of the Company's outstanding shares. Our Company remains prepared to face challenging scenarios, while maintaining our financial strength. Once again, we would like to thank our employees, customers, suppliers, partners, shareholders and other stakeholders for their trust and support in building our history and continuously creating value. THE MANAGEMENT

PERFORMANCE BY BUSINESS SEGMENT

BRAZIL – includes the long, flat, and special steel operations and the iron ore operation located in Brazil, as well as jointly-controlled and associated companies located in Brazil;

NORTH AMERICA – includes the long and special steel operations in Canada and United States, as well as jointly controlled companies in Canada and Mexico;

SOUTH AMERICA – includes the operations in Argentina, Peru and Uruguay.

Valuation Guide | Annual Report

ADJUSTED EBITDA[1] (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)



BRAZIL
3Q25
27.1%
NORTH AMERICA
3Q25
64.6%
SOUTH AMERICA
3Q25
8.3%
20.1%
12.0%
9.9%
15.4%
17.9%
19.8%
15.8%
11.2%
17.0%
1,590
877
763
1,272
1,635
1,820
230
149
234
3Q24
2Q25
3Q25
3Q24
2Q25
3Q25
3Q24
2Q25
3Q25

[1] Non-accounting measurement calculated by the Company. The Company states Adjusted EBITDA to provide additional information on cash generated in the period. The percentage of Adjusted EBITDA from business segments is calculated considering the total Adjusted EBITDA of the three business segments.

Quarterly Results 3Q25 | **Gerdau S.A.** 4

BRAZIL

PRODUCTION & SHIPMENTS

BRAZIL	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Volumes (1,000 tonnes)								
Production of crude steel	**1,641**	**1,419**	**15.6%**	**1,648**	**-0.4%**	**4,505**	**4,614**	**-2.4%**
Shipments of steel	**1,582**	**1,356**	**16.6%**	**1,464**	**8.1%**	**4,370**	**4,238**	**3.1%**
Domestic market	1,252	1,163	7.7%	1,209	3.6%	3,494	3,548	-1.5%
Exports	330	194	70.5%	255	29.5%	876	689	27.1%
Shipments of long steel	**1,117**	**940**	**18.9%**	**1,066**	**4.7%**	**3,029**	**2,987**	**1.4%**
Domestic market	862	822	4.9%	836	3.2%	2,465	2,371	3.9%
Exports	255	118	116.4%	230	10.5%	564	617	-8.6%
Shipments of flat steel	**465**	**417**	**11.6%**	**397**	**17.1%**	**1,341**	**1,251**	**7.2%**
Domestic market	390	341	14.3%	373	4.5%	1,029	1,178	-12.6%
Exports	75	76	-0.5%	24	208.8%	312	74	319.7%

- In 3Q25, crude steel production was 15.6% higher than in 2Q25, driven by the enhanced operational performance at the Ouro Branco industrial unit, following the implementation of improvements and preparations for new investments at the unit, which impacted production volumes in 2Q25. Year-over-year, production remained stable, reflecting the consistent demand, which historically tends to get stronger in the third quarter;
- In 3Q25, total shipments were 16.6% higher than in 2Q25, fueled by higher volumes of long steel exports and increased domestic shipments. It is worth highlighting the advance in flat steel shipments, which benefited from the positive progress of the hot-rolled coil mill expansion ramp-up at Ouro Branco. Year-over-year, total shipments were 8.1% higher, supported by exports growth and the Company's market positioning strategy within a scenario of fierce local competition, especially in light of the growing share of imported steel;
- According to Brazil Steel Institute data, although imports slowed down in 3Q25 compared to 2Q25, the penetration rate remained at high levels, reaching 22.9% - significantly above the historical average of ~10%. The steel oversupply in the domestic market, mainly due to the high level of imports, continued to pressure the market and impacted the domestic shipments, which went down 3.2% versus 3Q24;
- Domestic steel demand remains resilient in sectors, such as civil construction - which also drives demand for yellow line machinery - and infrastructure. On the other hand, the automotive sector has begun to reflect the effects of a more challenging economic scenario, with demand slowing down in light of high interest rates. According to ANFAVEA data, 3Q25 recorded a downturn in heavy vehicle production, with declines of 6.2% and 9.4% compared to 2Q25 and 3Q24, respectively.



Quarterly Results 3Q25 | **Gerdau S.A.** 5

GERDAU
Shape the future

OPERATING RESULT

BRAZIL	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Results (R$ million)								
Net sales[1]	7,697	7,317	5.2%	7,900	-2.6%	22,507	22,449	0.3%
Domestic market	6,532	6,345	2.9%	6,948	-6.0%	19,054	19,988	-4.7%
Exports	1,164	972	19.8%	952	22.3%	3,453	2,461	40.3%
Cost of goods sold	(7,294)	(6,794)	7.4%	(6,551)	11.3%	(20,787)	(19,807)	5.0%
Gross profit	**403**	**522**	**-22.9%**	**1,348**	**-70.1%**	**1,720**	**2,641**	**-34.9%**
Gross margin (%)	***5.2%***	***7.1%***	***-1.9 p.p***	***17.1%***	***-11.8 p.p***	***7.6%***	***11.8%***	***-4.1 p.p***
Selling, general and administrative expenses	(245)	(255)	-3.8%	(234)	5.0%	(726)	(698)	4.0%
Other operating income (expenses)	(26)	(2)	990.1%	(25)	2.0%	(33)	(75)	-56.2%
Depreciation and amortization	556	546	1.9%	450	23.6%	1,592	1,330	19.7%
Proportional EBITDA of associated companies and jointly controlled entities	75	67	11.9%	51	46.6%	183	84	118.9%
Adjusted EBITDA[2]	**763**	**877**	**-13.1%**	**1,590**	**-52.1%**	**2,736**	**3,283**	**-16.7%**
Adjusted EBITDA Margin[2] (%)	***9.9%***	***12.0%***	***-2.1 p.p***	***20.1%***	***-10.2 p.p***	***12.2%***	***14.6%***	***-2.5 p.p***

1- Includes iron ore and co-products sales.
2- Non-accounting measurement reconciled with information stated in the Note 22 to the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.

- In 3Q25, Net sales came 5.2% up from 2Q25, driven by higher shipment volumes, which offset declining prices (both the domestic and export markets). In the domestic market, net sales per tonne slowed down 4.4% quarter-over-quarter, reflecting pressure to reduce prices, especially for flat steel;
- Year-over-year, Net sales came 2.6% lower than in 3Q24, impacted by declining prices (both the domestic and export markets), partially offset by shipment volumes growth. Net sales per tonne declined 9.8%, reflecting the declining prices of common long and flat steel in light of a scenario of steel oversupply, as explained above;
- The cost of goods sold per tonne went down 8.0% from 2Q25, reflecting gains mainly from operational improvements at the Ouro Branco industrial unit, which in turn led to lower fixed costs and raw material costs in 3Q25. In addition, the asset utilization rate at the mini mills drove fixed costs dilution and operational efficiency gains;
- Year-over-year, the cost of goods sold per tonne came 3.0% higher, impacted by the operating costs associated with the initiatives implemented at the Ouro Branco industrial unit, as mentioned above. It is worth noting that in 3Q24, cost of goods sold benefited from optimization initiatives and the industrial units that were idled throughout 2024, which contributed to the substantial reduction in operating costs during that quarter;
- The Adjusted EBITDA was 13.1% and 52.1% lower than in 2Q25 and 3Q24, respectively, reflecting the operating results explained above.


GERDAU
O futuro se molda
GERDAU
O futuro se molda

Quarterly Results 3Q25 | Gerdau S.A.
6

GERDAU
Shape the future

NORTH AMERICA

PRODUCTION & SHIPMENTS

NORTH AMERICA	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Volumes (1,000 tonnes)								
Production of crude steel	1,353	1,485	-8.9%	1,212	11.6%	4,233	3,945	7.3%
Shipments of steel	1,293	1,256	3.0%	1,171	10.4%	3,778	3,497	8.0%
Bars	554	544	1.8%	516	7.5%	1,610	1,528	5.4%
Shapes	663	647	2.5%	604	9.8%	1,973	1,826	8.0%
Downstream	76	65	17.3%	52	47.4%	195	143	36.1%

- In 3Q25, crude steel production came 8.9% lower than in 2Q25, driven by scheduled maintenance shutdowns at the Manitoba (Canada) and Midlothian (United States) industrial units. Year-over-year, production was 11.6% higher, fueled by the recovery of customer inventory levels amid changes in US trade policy;
- Steel shipments were higher compared to 2Q25 and 3Q24, benefited from decline in steel imports due to the reinforcement of Section 232 tariffs and resilient demand in the United States. According to the latest official data released by the US Census, imports of commercial bars and beams fell by 57% in the January-July 2025 period compared to the same period in 2024. This movement reinforces the lower presence of imported steel in the US market, bolstering the local industry;
- The non-residential construction and renewable energy sectors remain as the main drivers to the higher shipment volume in 3Q25. In addition, shipments of downstream products hit all-time high levels in the quarter, fueled by greater demand from the local market. We remain well positioned to expand our portfolio of solutions for processing and adding value to steel, with a focus on serving growth markets, enhancing our competitiveness and proximity to customers;
- Gerdau's order backlog remained stable in approximately 70 days, well above the historical levels (~60 days).

OPERATING RESULT

NORTH AMERICA	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Results (R$ million)								
Net sales	9,185	9,139	0.5%	8,260	11.2%	27,092	24,396	11.1%
Cost of goods sold	(7,643)	(7,744)	-1.3%	(7,225)	5.8%	(23,160)	(20,471)	13.1%
Gross profit	**1,542**	**1,395**	**10.6%**	**1,036**	**48.9%**	**3,932**	**3,924**	**0.2%**
Gross margin (%)	***16.8%***	***15.3%***	***1.5 p.p***	***12.5%***	***4.3 p.p***	***14.5%***	***16.1%***	***-1.6 p.p***
Selling, general and administrative expenses	(186)	(204)	-8.7%	(217)	-14.2%	(603)	(595)	1.3%
Other operating income (expenses)	(3)	31	-	14	-	28	18	55.5%
Depreciation and amortization	313	317	-1.3%	273	14.7%	940	751	25.2%
Proportional EBITDA of associated companies and jointly controlled entities	155	96	60.7%	166	-7.0%	356	562	-36.6%
Adjusted EBITDA[1]	**1,820**	**1,635**	**11.3%**	**1,272**	**43.1%**	**4,653**	**4,661**	**-0.2%**
Adjusted EBITDA Margin[1] (%)	***19.8%***	***17.9%***	***1.9 p.p***	***15.4%***	***4.4 p.p***	***17.2%***	***19.1%***	***-1.9 p.p***

1- Non-accounting measure reconciled with information stated in Note 22 to the Company's Financial Statements, as set forth by CVM Resolution 156, of June 23, 2022.

- In 3Q25, Net sales came in line with 2Q25, driven by the U.S. dollar depreciation against the Brazilian real in the period (-3.8%), which offset the growth in shipment volumes and higher realized prices. In U.S. dollar terms, however, net sales per tonne came 1.4% higher, driven by improved pricing. Year-over-year, Net sales were fueled by increased shipment volumes of higher value-added products, coupled with price recovery across key product lines;
- Cost of goods sold per tonne came 4.2% lower than in 2Q25, reflecting the U.S. dollar depreciation against the Brazilian real in the period. In U.S. dollar terms, the cost of goods sold per tonne remained stable, as a result of positive operating performance and high asset capacity utilization, especially in long steel units, despite the maintenance shutdowns during the quarter. Year-over-year, the cost of goods sold per tonne in U.S. dollars came 2.5% lower, mainly driven by ongoing efforts to control fixed costs and productivity gains at the specialty steel industrial units - the result of investments made in recent years, which have been generating greater operational efficiency in 2025;

Quarterly Results 3Q25 | **Gerdau S.A.** 7

- Adjusted EBITDA came 11.3% and 43.1% higher than in 2Q25 and 3Q24, respectively. This result reflects a more favorable product mix sold in an improved pricing environment, driven mainly by a substantial decline in imports, as well as better operational performance from jointly controlled entities (Mexico) compared to 2Q25. It is worth noting that the strategy of exposure to different markets allows for healthy levels of asset utilization rate and resilient results.

SOUTH AMERICA

PRODUCTION & SHIPMENTS

SOUTH AMERICA	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Volumes (1,000 tonnes)								
Production of crude steel	164	148	10.8%	118	39.2%	456	424	7.6%
Shipments of steel[1]	289	288	0.1%	263	9.6%	814	739	10.2%

1- Includes resale of products imported from the Brazil Segment.

- In 3Q25, crude steel production came 10.8% and 39.2% higher than in 2Q25 and 3Q24, respectively, fueled by the gradual recovery of shipments in Argentina and Uruguay;
- Steel shipments in 3Q25 remained in line with 2Q25 and came 9.6% higher than in 3Q24, driven by higher shipments in the three countries where we operate. In Peru, demand from the construction-related distribution sector remains resilient. In Argentina, the slower economic upturn continues to tighten steel demand, and the market remains pressured by the advance of imports. According to the Cámara Argentina del Acero (Argentine Steel Chamber) data, the volume of imported steel up to 3Q25 has already exceeded the total recorded throughout the year 2024, evidencing the competitive challenge amid demand that remains weakened.

OPERATING RESULT

SOUTH AMERICA	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Results (R$ million)								
Net sales	1,376	1,331	3.4%	1,452	-5.2%	4,073	4,048	0.6%
Cost of goods sold	(1,180)	(1,219)	-3.2%	(1,250)	-5.6%	(3,605)	(3,402)	6.0%
Gross profit	**196**	**112**	**74.7%**	**202**	**-2.9%**	**468**	**645**	**-27.5%**
Gross margin (%)	***14.2%***	***8.4%***	***5.8 p.p***	***13.9%***	***0.3 p.p***	***11.5%***	***15.9%***	***-4.5 p.p***
Selling, general and administrative expenses	(37)	(42)	-12.1%	(44)	-15.7%	(124)	(121)	3.0%
Other operating income (expenses)	7	1	759.0%	1	481.2%	12	12	0.3%
Depreciation and amortization	69	78	-12.1%	71	-3.2%	217	205	5.7%
Adjusted EBITDA[1]	**234**	**149**	**57.2%**	**230**	**1.9%**	**572**	**742**	**-22.9%**
Adjusted EBITDA Margin[1] (%)	***17.0%***	***11.2%***	***5.8 p.p***	***15.8%***	***1.2 p.p***	***14.0%***	***18.3%***	***-4.3 p.p***

1- Non-accounting measurement reconciled with information stated in Note 22 to the Company's Financial Statements, as set forth by CVM Resolution 156, of June 23, 2022.

- In 3Q25, Net sales came 3.4% higher than in 2Q25, fueled by increased domestic shipment volumes in Argentina, which contributed to a more favorable sales mix and revenue growth for the operation. In U.S. dollar terms, net sales per tonne came 7.7% higher in the same comparison. Year-over-year, Net sales came 5.2% lower, evidencing strong pricing pressure in Argentina, which offset the positive effect of higher shipments in the period;
- Cost of goods sold per tonne came 3.3% lower than in 2Q25, reflecting the U.S. dollar depreciation against the Brazilian real. Year-over-year, the 13.9% decline was mainly driven by lower fixed costs (personnel and maintenance) and improved operational performance due to higher asset utilization rate, especially in Argentina;
- Adjusted EBITDA came 57.2% and 1.9% higher than in 2Q25 and 3Q24, respectively, boosted by operating results mentioned above.

Quarterly Results 3Q25 | **Gerdau S.A.** 8

CONSOLIDATED RESULTS

3Q25 reflected the different dynamics between the Brazil and North America segments, with successive declines in long and flat steel prices pressuring margins in Brazil and volume growth and metal spread expansion contributing to higher margins in North America.

In Brazil, although steel demand remains resilient - boosting shipments to civil construction - domestic market pricing dynamics continue to be affected by steel oversupply, especially from imports. Conversely, in North America, the local demand in sectors we serve continues to benefit from the recent changes to the steel tariff policy (reinforcement of Section 232), which have contributed to a decline in imports and new business opportunities seized in the region.

The significant discrepancy between the situations in North America and Brazil underscores the fundamental — and urgent — need to approve trade defense measures in Brazil to ensure fair competitive conditions and enhance value creation, thereby fostering growth, employment, and income in the country.

PRODUCTION & SHIPMENTS

CONSOLIDATED	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Volumes (1,000 tonnes)								
Crude steel production	3,157	3,052	3.5%	2,978	6.0%	9,194	8,985	2.3%
Shipments of steel	3,087	2,823	9.3%	2,829	9.1%	8,769	8,266	6.1%

In 3Q25, crude steel production growth (+3.5% versus 2Q25 and 6.0% versus 3Q24) was mainly driven by higher production level in Brazil, with the operational stability in Ouro Branco. As a result, the consolidated crude steel production capacity utilization was 81%, or 3 p.p. and 5 p.p. higher from 2Q25 and 3Q24. The capacity utilization rate in Brazil reached 85% in the quarter - the highest level since 2Q21.

Steel shipments totaled 3.1 million tonnes in 3Q25, 9.3% higher than in 2Q25 and up 9.1% from 3Q24, boosted by shipment growth in Brazil, especially by higher level of exports, and in North America.

STEEL SHIPMENTS (1,000 TONNES) BY SEGMENT (%)


BRAZIL
3Q25
50.0%
1,464
1,356
1,582
3Q24
2Q25
3Q25
NORTH AMERICA
3Q25
40.9%
1,171
1,256
1,293
3Q24
2Q25
3Q25
SOUTH AMERICA
3Q25
9.1%
263
288
289
3Q25
2Q25
3Q25

Quarterly Results 3Q25 | **Gerdau S.A.** 9

GROSS PROFIT

CONSOLIDATED	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Results (R$ million)								
Net sales	17,983	17,526	2.6%	17,378	3.5%	52,884	50,204	5.3%
Cost of goods sold	(15,841)	(15,495)	2.2%	(14,801)	7.0%	(46,765)	(43,021)	8.7%
Gross profit	**2,142**	**2,031**	**5.5%**	**2,577**	**-16.9%**	**6,119**	**7,184**	**-14.8%**
Gross margin	*11.9%*	*11.6%*	*0.3 p.p*	*14.8%*	*-2.9 p.p*	*11.6%*	*14.3%*	*-2.7 p.p*

Net sales totaled R$18.0 billion in 3Q25, 2.6% higher than in 2Q25, bolstered by the positive performance of shipment volumes in the regions where we operate. North America stood out, contributing with 50% of the consolidated revenue, despite the U.S. dollar depreciation against the Brazilian real in the period (-3.8%). Year-over-year, Net sales came 3.5% higher, mainly driven by higher shipment volumes (+9.1%) in the period.

Cost of goods sold per tonne came 6.5% lower than in 2Q25, reflecting the operational improvement of Brazil segment and the effect of the U.S. dollar depreciation against the Brazilian real in the period. Year-over-year, cost of goods sold per tonne went down 1.9%, with lower cost per tonne in North and South America, due to lower fixed costs and productivity gains, more than offsetting the increased cost per tonne in Brazil, considering the positive cost performance in 3Q24, as previously mentioned.

As a result, Gross profit totaled R$2.1 billion in 3Q25, 5.5% higher than in 2Q25 and 16.9% lower than in 3Q24.

NET SALES (R$ MILLION) SHARE BY SEGMENT (%)



BRAZIL
NORTH AMERICA
SOUTH AMERICA
3Q25
42.2%
3Q25
50.3%
3Q25
7.5%
7,900
7,317
7,697
8,260
9,139
9,185
1,452
1,331
1,376
3Q24
2Q25
3Q25
3Q24
2Q25
3Q25
3Q24
2Q25
3Q25

Quarterly Results 3Q25 | **Gerdau S.A.** 10

GERDAU
Shape the future

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

CONSOLIDATED	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Results (R$ million)								
SG&A	(512)	(557)	-8.0%	(549)	-6.7%	(1,612)	(1,580)	2.0%
Selling expenses	(196)	(205)	-4.6%	(194)	1.0%	(595)	(563)	5.7%
General and admininstrative expenses	(316)	(352)	-10.0%	(355)	-10.9%	(1,017)	(1,017)	0.0%
%SG&A/Net Sales	***2.8%***	***3.2%***	***-0.3 p.p***	***3.2%***	***-0.3 p.p***	***3.0%***	***3.1%***	***-0.1 p.p***

Selling, general & administrative expenses (SG&A) totaled R$512 million in 3Q25, down 8.0% and 6.7% from 2Q25 and 3Q24, respectively. Both variations reflect the U.S. dollar depreciation against the Brazilian real compared to 2Q25 (-3.8%) and 3Q24 (-1.7%) on the foreign operations results. As a percentage of Net sales, SG&A went down 0.3 p.p versus 2Q25 and 3Q24, reflecting the operations' efforts to keep expenses at controlled levels.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

BREAKDOWN OF CONSOLIDATED EBITDA - (R$ million)	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Net income	1,090	864	26.2%	1,356	-19.6%	2,712	4,276	-36.6%
Net financial result	223	335	-33.4%	323	-30.9%	866	1,396	-38.0%
Provision for income and social contribution taxes	346	286	21.0%	442	-21.8%	952	822	15.8%
Depreciation and amortization	938	937	0.1%	796	17.7%	2,748	2,293	19.8%
EBITDA - CVM Instruction[1]	**2,597**	**2,422**	**7.2%**	**2,917**	**-11.0%**	**7,278**	**8,787**	**-17.2%**
Equity in earnings of unconsolidated companies	(89)	(26)	235.6%	(200)	-55.6%	(124)	(387)	-67.8%
Proportional EBITDA of associated companies and jointly controlled entities (a)	229	163	40.7%	217	5.7%	540	643	-16.1%
Losses due to non-recoverability of financial assets	-	3	-	5	-	7	29	-77.7%
Non-recurring items	**-**	**-**	**-**	**76**	**-**	**-**	**(620)**	-
Credit recovery / Provisions (b)	-	-	-	76	-	-	89	-15.0%
Result from operations with jointly controlled entities	-	-	-	-	-	-	(808)	-
Impairment of assets	-	-	-	-	-	-	200	-
Compulsory loan recovery Eletrobras	-	-	-	-	-	-	(101)	-
Adjusted EBITDA[2]	**2,737**	**2,561**	**6.9%**	**3,016**	**-9.2%**	**7,700**	**8,453**	**-8.9%**
Adjusted EBITDA margin	*15.2%*	*14.6%*	*0.6 p.p*	*17.4%*	*-2.1 p.p*	*14.6%*	*16.8%*	*-2.3 p.p*

CONCILIATION OF CONSOLIDATED EBITDA - (R$ million)	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
EBITDA - CVM Instruction[1]	2,597	2,422	7.2%	2,917	-11.0%	7,278	8,787	-17.2%
Depreciation and amortization	(938)	(937)	0.1%	(796)	17.7%	(2,748)	(2,293)	19.8%
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES	**1,659**	**1,485**	**11.7%**	**2,121**	**-21.8%**	**4,530**	**6,494**	**-30.2%**

1 - Non-accounting measurement calculated in accordance with CVM Resolution No. 156 of June 23, 2022.
2 - Non-accounting measurement reconciled with information stated in the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.
(a) Amounts composed of the lines "Proportional operating income before financial result and taxes of associated companies and jointly controlled entities" and "Proportional depreciation and amortization of associated companies and jointly controlled entities" in Note 22 to the Company's Financial Statements.
(b) Amounts composed of the "Credit recovery / provisions" line in Note 22 to the Company's Financial Statements.

Gerdau ended 3Q25 with an Adjusted EBITDA of R$2.7 billion and an Adjusted EBITDA Margin of 15.2%. Quarter-over-quarter, EBITDA came 6.9% higher, mainly due to: (i) higher volumes and metal spread expansion, which contributed to a 11.3% ncrease in North America's EBITDA; and (ii) a 57.2% increase in South America's EBITDA, fueled by Net sales increase as a result of better sales mix. These positive effects were partially offset by weaker performance in Brazil, as a result of domestic price pressure, as explained above. Year-over-year, Adjusted EBITDA came 9.2% lower, driven by the significant decline in Brazil's EBITDA, which more than offset the notable growth in North America's EBITDA.

Quarterly Results 3Q25 | **Gerdau S.A.** 11

QUARTERLY CHANGE IN ADJUSTED EBITDA (R$ MILLION)



311
(722)
517
69
2,561
2,737
Adjusted EBITDA 2Q25
Volume
Price
Cost of goods sold and SG&A
Exchange variation and Others
Adjusted EBITDA 3Q25

ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)



17,4%
14,2%
13,8%
14,6%
15,2%
3,016
2,391
2,402
2,561
2,737
3Q24
4Q24
1Q25
2Q25
3Q25
Adjusted EBITDA (R$ million)
Adjusted EBITDA Margin (%)

FINANCIAL RESULT

CONSOLIDATED (R$ million)	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Financial Result	**(223)**	**(335)**	**-33.4%**	**(323)**	**-30.9%**	**(866)**	**(1,396)**	**-38.0%**
Financial income	192	141	36.2%	169	13.9%	487	528	-7.8%
Financial expenses	(536)	(457)	17.4%	(359)	49.2%	(1,430)	(1,074)	33.1%
Exchange variation (USD x BRL)	34	112	-69.6%	6	479.7%	230	(159)	-
Exchange variation (other currencies)	144	(24)	-	(28)	-	112	(48)	-
Inflation adjustments in Argentina	(27)	(60)	-55.0%	(133)	-79.7%	(156)	(647)	-75.9%
Financial expenses from Bond buybacks	-	(40)	-	-	-	(40)	-	-
Gains on financial instruments, net	(29)	(7)	293.2%	23	-	(68)	3	-

The financial result for 3Q25 improved by 33.4% and 30.9% compared to 2Q25 and 3Q24, respectively. This performance was driven by higher financial income, reflecting increased levels of cash equivalents and financial investments in the periods under comparison. Meanwhile, financial expenses were more than offset by the positive effects of exchange rate variation and inflation adjustments.

Quarterly Results 3Q25 | **Gerdau S.A.** 12

ADJUSTED NET INCOME

CONSOLIDATED	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Operating Income before Financial Result and Taxes[1]	**1,659**	**1,485**	**11.7%**	**2,121**	**-21.8%**	**4,530**	**6,494**	**-30.2%**
Financial result	(223)	(335)	-33.4%	(323)	-30.9%	(866)	(1,396)	-38.0%
Income before taxes[1]	1,436	1,150	24.9%	1,798	-20.1%	3,664	5,098	-28.1%
Income and social contribution taxes	**(346)**	**(286)**	**21.0%**	**(442)**	**-21.8%**	**(952)**	**(822)**	**15.8%**
Exchange variation	(40)	(62)	-35.5%	(18)	122.2%	(185)	159	-
Other lines	(306)	(224)	36.6%	(424)	-27.9%	(767)	(1,015)	-24.5%
Non-recurring items	-	-	-	-	-	-	34	-
Net income[1]	**1,090**	**864**	**26.2%**	**1,356**	**-19.6%**	**2,712**	**4,276**	**-36.6%**
Non-recurring items	**-**	**-**	**-**	**76**	**-**	**-**	**(655)**	**-**
Credit recovery/provisions	-	-	-	76	-	-	89	-
Result from operations with jointly controlled entities	-	-	-	-	-	-	(808)	-
Impairment of assets	-	-	-	-	-	-	200	-
Compulsory loan recovery Eletrobras	-	-	-	-	-	-	(101)	-
Income tax and social contribution - non-recurring items	-	-	-	-	-	-	(34)	-
Adjusted net income[2]	**1,090**	**864**	**26.2%**	**1,432**	**-23.9%**	**2,712**	**3,621**	**-25.1%**
Earnings per share[3]	**0.54**	**0.43**	**25.6%**	**0.64**	**-15.6%**	**1.33**	**2.02**	**-34.2%**

1 - Accounting measurement disclosed in the Company's Income Statement.
2 - Non-accounting measurement calculated by the Company to state the Net income adjusted for non-recurring items that influenced results.
3 - Measurement calculated based on Net income of Gerdau S.A.

Adjusted Net income totaled R$1.1 billion (R$0.54 per share) in 3Q25, up 26.2% from 2Q25 and down 23.9% from 3Q24. Both variations are explained by the dynamics of the Company's operating and financial results, as detailed in the explanations of Adjusted EBITDA and financial results.

ADJUSTED NET INCOME (R$ MILLION) AND ADJUSTED NET MARGIN (%)



8.2%
4.0%
4.4%
4.9%
6.1%
1,432
666
758
864
1,090
3Q24
4Q24
1Q25
2Q25
3Q25
Adjusted Net income (R$ million)
Adjusted Net Income Margin (%)

Quarterly Results 3Q25 | Gerdau S.A.

13

GERDAU
Shape the future

CAPITAL STRUCTURE AND INDEBTEDNESS

DEBT BREAKDOWN (R$ million)	3Q25	2Q25	Δ	3Q24	Δ
Short term	3,315	2,553	29.8%	1,813	82.8%
Long term	15,329	15,537	-1.3%	10,719	43.0%
Gross debt	**18,644**	**18,090**	**3.1%**	**12,533**	**48.8%**
Gross debt / Total capitalization[1]	25,6%	24,8%	*0.8 p.p*	18,5%	*7.1 p.p*
Cash, cash equivalents and short-term investments	9,874	8,974	10.0%	8,832	11.8%
Net debt	**8,770**	**9,116**	**-3.8%**	**3,701**	**136.9%**
Net debt [2] (R$) / Adjusted EBITDA [3] (R$)	**0.81x**	**0.85x**	**-0.04x**	**0.32x**	**0.49x**

1- Total capitalization = Shareholders' equity + Gross debt - Interest on debt.
2- Net debt = Gross debt - Interest on debt - Cash, cash equivalents, and financial investments.
3- Adjusted EBITDA in the last 12 months.

TYPE OF FINANCING


4%
17%
79%
Capital market
Bank Loans
Others

On September 30, 2025, Gross debt totaled R$18.6 billion, 3.1% higher than in 2Q25, due to debt raised from financial institutions. Year-over-year, the Gross debt came 48.8% higher due to the Bond[2] issuance maturing in 2035, in the total amount of US$650 million (equivalent to R$3.5 billion) and the public offering for distribution of the 19th debenture[3] issuance totaling R$1.4 billion that took place in 2Q25 aiming at bolstering cash and lengthening the average term. The cash position of R$9.9 billion at quarter-end contributed to a reduction in Net debt compared to 2Q25.

DEBT BY CURRENCY


1%
43%
56%

CASH BY CURRENCY


11%
3%
86%
USD
BRL
Others

At quarter-end, the Gross debt exposure was nearly 56% denominated in U.S. dollars, 43% in Brazilian reais and 1% in other currencies. In relation to the average payment term, we ended at 6.9 years and the weighted average nominal cost was 5.6% per annum for U.S. dollar-denominated debts and CDI + 0.26% for Brazilian reais-denominated debts. The Company continues to monitor the market in search of opportunities to enhance the maturity and cost of its debt portfolio.

On September 30, 2025, the Company's Global Revolving Credit Facility (RCF) totaling US$875 million (equivalent to R$4.7 billion), was fully available.

DEBT (R$ BILLION) & LEVERAGE RATIO


0.32x
0.48x
0.69x
0.85x
0.81x
12.5
13.6
14.5
18.1
18.6
8.8
8.3
6.9
9.0
9.9
3.7
5.4
7.6
9.1
8.8
3Q24
4Q24
1Q25
2Q25
3Q25
Net debt
Cash
Gross debt
Net debt/Adjusted EBITDA

LIQUIDITY POSITION AND DEBT AMORTIZATION

(R$ BILLION)


14.6
4.7
9.9
1.9
0.9
0.8
1.0
1.5
1.5
2.6
1.4
3.5
0.3
2.8
Liquidity
4Q25
2026
2027
2028
2029
2030
2032
2035
2036 onwards
Cash & Equiv.
RCF[1]
Bonds
Debentures
Bank loans

[1] Global Revolving Credit Facility

On October 30, 2025, the Company announced the execution of a Make-Whole call for its 2030 Bond, in the amount of US$500 million, with a coupon rate of 4.25% and maturity in 2030. The settlement of the transaction is scheduled for December 2, 2025.

The Net debt/Adjusted EBITDA ratio ended the quarter at 0.81x, a healthy leverage level and below the debt policy, reiterating the Company's capacity to execute its investments commitments necessary for its business' development.

[2] The details of the Public Offering of the Bonds and their pricing are described in the Notices to the Market released on June 3 and 4, 2025.
[3] The Announcement of Commencement of the Public Offering for Distribution of the 19th debenture issuance is available in the Notice to the Market released on June 4, 2025.

Quarterly Results 3Q25 | **Gerdau S.A.** 14

INVESTMENTS (CAPEX)

CAPEX totaled R$1.7 billion in 3Q25, of which 41% was allocated to Maintenance and 59% to Competitiveness, reinforcing the Company's main projects advances. Of the total Competitiveness CAPEX, roughly 81% was allocated to Brazil, highlighting the progress of the Miguel Burnier sustainable mining platform, the Barro Alto Solar Farms and the Pindamonhangaba Scrap Processing unit.

The Miguel Burnier sustainable mining platform, which will add 5.5 million tonnes of high-grade iron ore production capacity, has reached nearly 90% of physical progress and had its CAPEX estimate revised from R$3.2 billion to R$3.6 billion, due to redefinitions of the project scope and the exchange variation effects, as disclosed in a material fact on October 1, 2025. The start-up forecast is maintained for the end of 2025, with the ramp-up expected to be completed in approximately 12 months.

The conclusion of the hot-rolled coil mill ramp-up in Ouro Branco (MG), which added 250,000 tonnes of production capacity/year, contributed to higher flat steel shipments in the quarter, which hit record daily production in September.

In North America, the CAPEX to enhance the Midlothian (TX) industrial unit capacity was also revised to include only Phase 1 of the project, with an estimated disbursement of R$1.2 billion versus R$1.5 billion previously, as disclosed in a material fact on October 1, 2025. The potential annual EBITDA, after the project ramp-up, has been revised to R$ 275 million, with an increase in melt shop capacity of 150,000 tonnes/year and start-up estimated for the second half of 2026. This investment in competitiveness in our largest asset in North America will (i) bolster the productivity and efficiency of the melt shop and rolling mill; (ii) expand the product line, broadening the capacity for higher value-added products with flexibility to serve the market and (iii) allow greater dilution of fixed costs, with fewer interruptions for maintenance.

Also, in Midlothian (TX), the hot commissioning of the new downstream facility (Solar Pile Project) kicked off. In response to the growing demand for renewable energy, it has been designed to be the North America's safest and most automated solar pile production facility, adopting technologies that ensure high productivity, low cost and great flexibility. The ramp-up completion is scheduled for the fourth quarter of 2026.

TOTAL CAPEX (R$ MILLION)



3Q24
1,095
367
47
1,509
2Q25
1,274
264
62
1,600
3Q25
1,290
349
31
1,671
Brazil
North America
South America
CAPEX 3Q25
41%
59%
Competitiveness
Maintenance

2026 INVESTMENTS (CAPEX)

On October 1, 2025, the Board of Directors of Gerdau S.A. approved the projection for the 2026 investments (CAPEX) plan[4], totaling R$4.7 billion, representing a significant reduction compared to recent years. The amount refers to Maintenance and Competitiveness projects.

i. Maintenance projects are associated with extending the useful life and equipment operational improvements aiming at maintaining the units' performance.

ii. Competitiveness projects refer to production growth, higher profitability and unit's revamp.

Regarding Maintenance projects, the Company estimates an average investment of approximately R$3.0 billion per year over the next five years, considering assets' current status, the current exchange rate and inflation levels.

4 The CAPEX plan does not include investments in jointly-controlled and associated companies since, as established by international accounting standards (IFRS), only controlled companies are consolidated in the Company's Financial Statements.

Quarterly Results 3Q25 | **Gerdau S.A.** 15

WORKING CAPITAL & CASH CONVERSION CYCLE

Working capital totaled R$15.7 billion in 3Q25 (-3.8% vs. 2Q25), mainly due to the decline in Inventories across all operations and the effect of the U.S. dollar depreciation against the Brazilian real in the period (-2.5%). Compared to 4Q24, working capital came 1.9% lower, due to reduced Inventories, which more than offset the increase in Accounts Receivable and lower Suppliers balance. The effect of the U.S. dollar depreciation (-14.1%) against the Brazilian real in the period also contributed to lower working capital. The Cash Conversion Cycle (Working capital divided by Net sales in the quarter) decreased 6 days vs. 2Q25 and 7 days vs. 4Q24.

Detailed information on working capital accounts is presented in Notes 5, 6 and 11 to the Financial Statements.

CASH CONVERSION CYCLE (DAYS) & WORKING CAPITAL (R$ BILLION)



83
85
85
84
78
15.9
16.0
16.4
16.3
15.7
15.9
16.5
16.6
16.0
15.3
5.7
5.2
6.3
5.8
5.9
(5.7)
(5.7)
(6.4)
(5.6)
(5.5)
3Q24
4Q24
1Q25
2Q25
3Q25
Inventories
Clients
Suppliers
Financial Cycle

FREE CASH FLOW

CONSOLIDATED (R$ million)	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Adjusted EBITDA	**2,737**	**2,561**	**176**	**3,016**	**(278)**	**7,700**	**8,453**	**(753)**
Working capital[1]	305	(286)	590	349	(44)	(748)	(988)	240
Income tax[2]	(60)	(458)	398	(61)	1	(835)	(1,355)	520
CAPEX[3]	(1,713)	(1,659)	(54)	(1,658)	(55)	(5,212)	(3,912)	(1,300)
Interest[4]	(107)	(499)	391	(110)	3	(721)	(589)	(132)
Proportional EBITDA of JVs[5]	(227)	(156)	(71)	(162)	(65)	(511)	(574)	64
Intangibles and leasing[6]	(167)	(159)	(8)	(153)	(14)	(476)	(452)	(24)
Others[7]	240	(117)	357	1,753	(1,513)	(215)	1,869	(2,084)
Free cash flow	**1,008**	**(773)**	**1,781**	**2,973**	**(1,965)**	**(1,018)**	**2,453**	**(3,471)**

1- Includes the cash effect of customers, inventories, and suppliers accounts.
2- Includes the cash effect of income tax on the Company's several subsidiaries, as well as the portion accrued in previous periods and due in the current period.
3- Includes the addition of R$1.7 billion in CAPEX investments in 3Q25, adjusted for the cash effect of the change in accounts payable to Property, plant, and equipment suppliers related to acquisitions from previous periods, paid in the current period.
4- Includes the payment of interest on loans and financing and interest on lease.
5- Proportional EBITDA of the joint ventures net of dividends received from these joint ventures.
6- Disbursements for other intangible assets and lease payments.
7- Other changes include the Other Assets and Liabilities accounts.

Free cash flow was positive R$1.0 billion in 3Q25, R$1.7 billion higher than in 2Q25, primarily driven by (i) the working capital release mentioned above and (ii) lower payment of interest and income tax and social contribution. Year-over-year, Free cash flow declined R$2.0 billion due to lower EBITDA in 3Q25 and the positive effect from the withdrawal of the judicial deposit from the case relating to the exclusion of ICMS tax from the PIS and COFINS calculation basis totaling R$1.8 billion in 3Q24 (included in the "Other variations" line of the 3Q24 Cash Flow).



2,737
305
(60)
(1,713)
(107)
(227)
(167)
240
1,008
Adjusted EBITDA 3Q25
Working Capital
Income tax
CAPEX
Interest
Proportional EBITDA of JVs
Intangibles and leasing
Others
Free cash flow 3Q25

Quarterly Results 3Q25 | **Gerdau S.A.** 16

RECONCILIATION OF FREE CASH FLOW WITH THE CASH FLOW STATEMENT

CONSOLIDATED (R$ million)	3Q25	2Q25	Δ	3Q24	Δ	9M25	9M24	Δ
Free cash flow[1]	**1,008**	**(773)**	**1,781**	**2,974**	**(1,966)**	**(1,018)**	**2,453**	**(3,470)**
(+) Purchases of property, plant and equipment	1,713	1,659	54	1,658	55	5,212	3,912	1,300
(+) Additions in other intangibles	50	41	9	42	7	124	124	-
(+) Leasing payment	117	118	(1)	110	7	352	328	24
(-) Short-term investments	135	(352)	488	(324)	460	(354)	(910)	556
(+) Proceeds from maturities and sales of short-term investments	(98)	321	(419)	1,368	(1,466)	524	2,689	(2,165)
Net cash provided by operating activities[2]	**2,925**	**1,014**	**1,911**	**5,828**	**(2,903)**	**4,840**	**8,595**	**(3,754)**

1 - Non-accounting measurement calculated by the Company to state Free cash flow.
2 - Accounting measurement disclosed in the Company's Cash flow statement.

NET CASH VARIATION (R$ MILLION)

We ended 3Q25 with positive cash generation of R$900 million, resulting in a cash balance 10% higher than in 2Q25. This result was mainly driven by Free cash flow increase, evidencing the operations' strength and capital management efficiency.

Regarding capital allocation, there was a variation in net financing inflows of R$476 million, in a proportion similar to the amount returned to our shareholders. On one hand, cash generation was supported by the sale of certain fixed assets; on the other hand, exchange rate effects and other adjustments negatively impacted cash by R$157 million.



1,008
476
(462)
35
(157)
8,974
9,874
2Q25 Cash
3Q25 FCF
Financing Variation
Return to Shareholders
M&A
Exchange variation & other
3Q25 Cash

Quarterly Results 3Q25 | Gerdau S.A. 17

RETURN TO SHAREHOLDERS

DIVIDENDS

On October 30, 2025, the Board of Directors of Gerdau S.A., approved the distribution of dividends in the amount of R$0.28 per share, equivalent to R$555.2 million. The payment will be made on December 11, 2025, based on shareholders of record on November 10, 2025, with ex-dividend date on November 11, 2025.

The Company has maintained its policy of distributing the minimum amount of 30% of parent company Gerdau S.A.'s corporate annual Net income after recording the reserves provided for in its Bylaws.

SHARE BUYBACK PROGRAM

As released in the Material Fact of January 20, 2025, the Board of Directors approved a new buyback program ("2025 Share Buyback Program") of shares issued by Gerdau S.A., with a quantity to be acquired of up to 63,000,000 preferred shares, representing nearly 5% of preferred shares (GGBR4) and/or ADRs backed by outstanding preferred shares (GGB) and up to 1,500,000 common shares, representing 10% of outstanding common shares (GGBR3).

Until September 30, 2025, the Company had acquired 1,033,500 common shares and 53,585,257 preferred shares referring to 2025 Share Buyback Program, equivalent to R$864.7 million. In addition, during October[5], the Company repurchased 47,700 common shares and 2,095,400 preferred shares, equivalent to R$37.4 million. Thus, Gerdau S.A. reached approximately 88% of the 2025 Share Buyback Program, repurchasing approximately 56.8 million shares (GGBR3, GGBR4 and GGB), equivalent to R$902.0 million investments in referred program. Management points out that the current share buyback plan remains in place.

On October 30, 2025, the Company's Board of Directors approved the cancellation of 283,900 common shares and 12,650,000 preferred shares issued by the Company, with no par value and no reduction in the amount of capital. Considering the cancellations of shares already announced throughout the year under the "2025 Buyback Program", the Company cancelled 1,081,200 common shares and 50,751,400 preferred shares, equivalent to 91% of the total repurchased.

Maintaining the consistency of returns to shareholders and, through the payment of dividends in line with the policy and the consistent execution of the buyback program, the Company distributed R$769 million in 3Q25, or a payout of 74.9%.

RETURN TO SHAREHOLDERS



349.4%
75.7%
73.7%
89.9%
74.9%
969
350
619
1,048
845
203
525
281
244
732
492
240
769
213
555
3Q24
4Q24
1Q25
2Q25
3Q25¹
Distributed dividends (R$ million)
Repurchase (R$ million)
Payout²

1 - Dividends consider the amounts resolved to be paid on December 11, 2025, and buyback considers operations carried until September 30, 2025.
2 - Measurement calculated considering payout and shares repurchased divided by the parent company's corporate Net income after recording the reserves provided for in its Bylaws.

[5] Considers repurchases made by October 15, 2025.

Quarterly Results 3Q25 | **Gerdau S.A.** 18

Quarterly Results 3Q25 | Gerdau S.A. 19 CAPITAL MARKETS On September 30, 2025, Gerdau S.A. shares were priced at R$16.61/share (GGBR4), R$14.73/share (GGBR3) andUS$3.10/share (GGB). The Company voluntarily complies with the standards of the Level 1 Corporate Governance listing segment of B3 S.A., the Brazilian stock exchange, where its shares are traded, with high standards in information disclosure, transparency, and corporate governance. In the U.S. market, Gerdau S.A. shares have been traded in the New York Stock Exchange since 1999 through the issuance of Level II ADRs, which requires compliance with all the registrations set forth in the Securities Act, of 1933, and information disclosure requirements in the Securities Exchange Act, of 1934. SHARE PERFORMANCE VS. IBOVESPA (BASE 100) Source: Bloomberg GGBR4 LIQUIDITY Source: Bloomberg On September 30, 2025, the Company’s share capital comprised 718,066,519 common shares and 1,295,747,730 preferred shares, of which 236,200 common shares and 28,636,281 preferred shares were held in treasury. On the same date, Gerdau S.A.’s, market cap4F 6 totaled approximately R$31.6 billion. In 3Q25, the free float of common and preferred shares accounted for nearly 63.6% oftotal shares, reaching 1,281,124,900 shares. 6The market cap considers only outstanding shares, not including shares held in treasury.

Quarterly Results 3Q25 | Gerdau S.A. 20 FREE FLOAT DISTRIBUTION (GGBR4): B3 + NYSE REFERENCE DATE 09/30/2025 OWNERSHIP STRUCTURE (GGBR3 + GGBR4) REFERENCE DATE 09/30/2025 RATINGS Credit Rating Agencies Reports AGENCY NATIONAL SCALE GLOBAL SCALE OUTLOOK LAST UPDATE Standard & Poors brAAA BBB Stable October, 2024 Fitch Ratings brAAA BBB Stable July, 2025 Moody’s - Baa2 Stable October, 2024

Quarterly Results 3Q25 | Gerdau S.A. 21 APPENDICES ASSETS GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) September 30, 2025 December 31, 2024 CURRENT ASSETS Cash and cash equivalents 9,389,572 7,767,813 Short-term investments 484,010 509,030 Trade accounts receivable 5,878,387 5,176,958 Inventories 15,272,440 16,504,911 Tax credits 978,177 1,153,122 Income and social contribution taxes recoverable 681,309 914,395 Dividends receivable - 125 Fair value of derivatives 20,377 16,921 Other current assets 695,945 626,148 33,400,217 32,669,423 NON-CURRENT ASSETS Tax credits 1,905,377 1,744,387 Deferred income taxes 2,355,678 2,427,648 Judicial deposits 346,131 332,560 Other non-current assets 253,661 358,806 Prepaid pension cost 846 9,716 Fair value of derivatives 10,989 35,947 Investments in associates and joint ventures 4,045,739 4,222,317 Goodwill 11,955,591 13,853,114 Leasing 1,223,840 1,168,694 Other Intangibles 711,946 400,567 Property, plant and equipment, net 31,045,718 29,591,314 53,855,516 54,145,070 TOTAL ASSETS 87,255,733 86,814,493

Quarterly Results 3Q25 | Gerdau S.A. 22 LIABILITIES GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) September 30, 2025 December 31, 2024 CURRENT LIABILITIES Trade accounts payable - domestic market 4,217,262 3,892,296 Trade accounts payable - debtor risk 365,951 459,899 Trade accounts payable - imports 914,860 1,365,909 Short-term debt 3,102,910 697,049 Debentures 212,320 37.988 Taxes payable 404,452 411,420 Income and social contribution taxes payable 183,688 346,208 Payroll and related liabilities 919,258 918.612 Leasing payable 381,810 430,727 Employee benefits 523 186 Environmental liabilities 356,155 245,429 Fair value of derivatives 23,907 1,747 Other current liabilities 1,270,364 2,043,921 12,353,460 10,851,391 NON-CURRENT LIABILITIES Long-term debt 10,966,428 9,110,972 Debentures 4,362,249 3,790,475 Deferred income taxes 300,793 163,138 Provision for tax, civil and labor liabilities 2,334,400 2,328,849 Environmental liabilities 252,968 413,653 Employee benefits 457,212 545,206 Fair value of derivatives 473 - Leasing payable 963,571 849,942 Other non-current liabilities 526,143 587,081 20,164,237 17,789,316 EQUITY Capital 24,273,225 24.273.225 Capital reserves 11,597 11,597 Treasury stocks (549,565) (734,278) Profit reserve 22,914,156 24,238,217 Retained earnings 2,204,791 - Asset valuation 5,684,959 10,159,998 EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT 54,539,163 57,948,759 NON-CONTROLLING INTERESTS 198,873 225,027 EQUITY 54,738,036 58,173,786 TOTAL LIABILITIES AND EQUITY 87,255,733 86,814,493

INCOME STATEMENT

GERDAU S.A.
CONSOLIDATED INCOME STATEMENT
In thousands of Brazilian reais (R$)

	For the three-month period ended		For the nine-month period ended	
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
NET SALES	**17,983,143**	**17,378,032**	**52,884,229**	**50,204,112**
Cost of sales	(15,841,051)	(14,801,417)	(46,765,037)	(43,020,882)
GROSS PROFIT	**2,142,092**	**2,576,615**	**6,119,192**	**7,183,230**
Selling expenses	(196,012)	(194,076)	(595,331)	(563,275)
General and administrative expenses	(316,376)	(354,526)	(1,016,839)	(1,016,925)
Other operating income	36,748	55,828	138,469	255,730
Other operating expenses	(96,497)	(156,280)	(233,427)	(431,260)
Compulsory loan recovery Eletrobras	-	-	-	100,860
Result from operations with jointly controlled entities	-	-	-	808,367
Losses Impairment of financial assets	50	(5,016)	(6,529)	(29,374)
Losses Impairment of assets	-	-	-	(199,627)
Equity in earnings of unconsolidated companies	88,744	198,922	124,457	386,120
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	**1,658,749**	**2,121,467**	**4,529,992**	**6,493,846**
Financial income	191,628	168,501	486,476	528,460
Financial expenses	(536,289)	(359,478)	(1,429,577)	(1,074,408)
Bond repurchase financial expenses	-	-	(39,646)	-
Exchange variations, net	150,616	(154,815)	184,931	(853,239)
Losses on financial instruments, net	(28,740)	22,999	(67,596)	3,369
INCOME BEFORE TAXES	**1,435,964**	**1,798,674**	**3,664,580**	**5,098,028**
Current	(153,729)	(259,991)	(776,922)	(899,534)
Deferred	(192,355)	(182,438)	(175,477)	77,604
Income and social contribution taxes	(346,084)	(442,429)	(952,399)	(821,930)
NET INCOME	**1,089,880**	**1,356,245**	**2,712,181**	**4,276,098**
Credit/recovery provisions	-	75,561	-	89,023
Compulsory loan recovery Eletrobras	-	-	-	(100,860)
(-) Result from operations with jointly controlled entities	-	-	-	(808,367)
Losses Impairment of assets	-	-	-	199,627
Income tax of extraordinary items	-	-	-	(34,457)
(=) Total of extraordinary items	-	75,561	-	(655,034)
ADJUSTED NET INCOME[1]	**1,089,880**	**1,431,806**	**2,712,181**	**3,621,064**

1 - Adjusted Net income is a non-accounting measurement prepared by the Company, reconciled with its financial statements, and consists of Net income for the period adjusted for non-recurring events that impacted results.

Quarterly Results 3Q25 | **Gerdau S.A.** 23

CASH FLOW

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the nine-month period ended	
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income for the period	1,089,880	1,356,245	2,712,181	4,276,098
Adjustments to reconcile net income for the period to net cash provided by operating activities:				
Depreciation and amortization	937,554	796,276	2,747,933	2,293,381
Losses on non-recoverability of assets	-	-	-	199,627
Equity in earnings of unconsolidated companies	(88,744)	(198,922)	(124,457)	(386,120)
Exchange variation, net	(150,616)	154,815	(184,931)	853,239
Losses (Gains) on derivative financial instruments, net	28,740	(22,999)	67,596	(3,369)
Post-employment benefits	71,568	70,972	217,330	200,158
Long-term incentive plans	37,878	38,956	120,110	114,544
Income tax	346,084	442,429	952,399	821,930
(Gains) Losses on disposal of property, plant and equipment	(5,270)	13,589	14,990	37,890
Result from operations with jointly controlled entities	-	-	-	(808,367)
(Reversal) Losses of impairment of financial assets	(50)	5,016	6,529	29,374
Provision of tax, civil, labor and environmental liabilities, net	29,126	28,751	1,756	121,092
Credit recovery, net	-	-	-	(100,860)
Interest income on short-term investments	(46,331)	(60,306)	(119,024)	(205,553)
Interest expense on debt and debentures	358,369	211,610	931,744	577,111
Interest on loans with related parties	31,677	33,900	98,068	103,006
(Reversal) Provision for net realizable value adjustment in inventory, net	9,562	(11,725)	2,108	(42,824)
	2,649,427	**2,858,607**	**7,444,332**	**8,080,357**
CHANGES IN ASSETS AND LIABILITIES				
Decrease (Increase) in trade accounts receivable	(118,867)	113,751	(1,057,770)	(421,177)
Decrease in inventories	496,032	485,123	162,314	208,075
(Decrease) Increase in trade accounts payable	(72,355)	(250,348)	147,156	(775,344)
(Increase) Decrease in other assets	(2,552)	1,734,559	(13,090)	1,707,207
(Decrease) Increase in other liabilities	100,926	(40,473)	(482,974)	(107,423)
Dividends from associates and joint ventures	2,696	54,772	26,222	68,501
Purchases of short-term investments	135,403	(324,330)	(354,277)	(910,120)
Proceeds from maturities and sales of short-term investments	(98,439)	1,367,845	523,818	2,688,500
Cash provided by operating activities	**3,092,271**	**5,999,506**	**6,395,731**	**10,538,576**
Interest paid on loans and financing	(75,458)	(76,558)	(622,744)	(486,091)
Interest paid on lease liabilities	(31,677)	(33,900)	(98,068)	(103,006)
Income and social contribution taxes paid	(60,088)	(61,279)	(834,539)	(1,354,889)
Net cash provided by operating activities	**2,925,048**	**5,827,769**	**4,840,380**	**8,594,590**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of property, plant and equipment	(1,713,359)	(1,657,614)	(5,211,509)	(3,911,266)
Proceeds from sales of property, plant and equipment, investments and other intangibles	35,653	20,488	65,719	1,525,745
Additions in other intangibles	(49,704)	(42,207)	(124,092)	(123,634)
Payment in the acquisition of company control	-	-	(673,272)	-
Capital increase in joint ventures	(2,636)	(36,026)	(91,436)	(101,069)
Net cash generated (applied) in investing activities	**(1,730,046)**	**(1,715,359)**	**(6,034,590)**	**(2,610,224)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Purchases of treasury shares	(213,318)	(349,791)	(985,822)	(349,791)
Dividends and interest on capital paid	(248,287)	(251,665)	(711,686)	(1,013,050)
Proceeds from loans and financing	758,595	142,166	8,902,761	2,097,055
Repayment of loans and financing	(282,844)	(240,667)	(3,190,133)	(1,650,139)
Leasing payment	(117,438)	(110,498)	(352,346)	(328,287)
Intercompany loans, net	-	(27,730)	-	(24,992)
Net cash used by financing activities	**(103,292)**	**(838,185)**	**3,662,774**	**(1,269,204)**
Exchange variation on cash and cash equivalents	(203,071)	(89,587)	(846,805)	353,297
Increase in cash and cash equivalents	888,639	3,184,638	1,621,759	5,068,459
Cash and cash equivalents at beginning of year	8,500,933	4,889,466	7,767,813	3,005,645
Cash and cash equivalents at end of the period	**9,389,572**	**8,074,104**	**9,389,572**	**8,074,104**

Quarterly Results 3Q25 | **Gerdau S.A.** 24

Quarterly Results 3Q25 | Gerdau S.A. 25 WHO WE ARE LARGEST BRAZILIAN STEEL PRODUCER With 124 years of history, Gerdau is Brazil’s largest producer of steel, a leading supplier of long steel in the Americas, and special steel globally. In Brazil, Gerdau also produces flat steel and iron ore for own consumption. The Company is dedicated to empowering individuals to shape the future. With a global presence in multiple countries, it employs over 30,000 people directly and indirectly. Recognized as the largest recycler in Latin America, Gerdau utilizes scrap as a significant raw material, with nearly 70% of its steel production derived from scrap. Annually, it transforms 10 million tonnes of scrap into a diverse range of steel products. The Company is also the world's largest charcoal producer, with more than 250,000 hectares of forest base in the state of Minas Gerais. As a result of its sustainable production matrix, Gerdau currently has one of the lowest average greenhouse gases (CO₂e) emissions, at 0.85 tonnes of CO₂e per tonne of steel, which is approximately half the global average for the sector, of 1.92 tonnes of CO₂e per tonne of steel (Worldsteel). By 2031, Gerdau's goal is to reduce carbon emissions to 0.82 tonnes of CO₂e per tonne of steel. Gerdau shares are listed on the São Paulo (B3) and New York (NYSE) stock exchanges. For more information, visit the Investor Relations website: https://ri.gerdau.com/

Rafael Japur Vice President and Investor Relations Officer Mariana Velho Dutra IR Manager Ariana De Cesare Renata Albuquerque Arthur Alves Trovo Adriana Costa Siga a Gerdau nas Redes Sociais IR CONTACTS Investor Relations website: http://ri.gerdau.com/ IR e-mail: inform@gerdau.com Press e-mail: atendimentogerdau.br@bcw-global.com